BUTTERFIELD ANNOUNCES BOARD CHANGES
Hamilton, Bermuda — November 24, 2020: The Bank of N.T. Butterfield & Son Limited (“Butterfield” or “the Bank”) (NYSE: NTB | BSX: NTB.BH) today announced that Sonia Baxendale has joined the Board as an Independent Director.

Ms. Baxendale is an accomplished executive with extensive retail banking and wealth management leadership experience. She has held senior leadership roles within Canadian Imperial Bank of Commerce (“CIBC”), including six years as Senior Executive Vice President and President of Retail Banking and Wealth Management with responsibility for 28,000 employees serving 11 million clients in Canada, as well as investment management and business banking services for clients in the Caribbean, China and Singapore. During her time at CIBC, Ms. Baxendale also served as Executive Vice President Asset Management, Card Products & Collections, Executive Vice President Global Private Banking & Investment Management, and Managing Director of CIBC Wood Gundy, the bank’s retail brokerage arm. Ms. Baxendale is currently the President and CEO of the Global Risk Institute (“GRI”), a think tank and consultancy that provides thought leadership and actionable insights on emerging risks within the global financial services industry. Prior to joining CIBC, Ms. Baxendale held progressively senior positions with Saatchi & Saatchi and American Express Canada.

Ms. Baxendale serves on the boards of Foresters Financial, Laurentian Bank of Canada, and RSA Insurance Group, and is the Chair of the Board of SickKids Foundation and a member of the Board of Trustees for Toronto’s Hospital for Sick Children. She holds a Bachelor of Arts in Political Science and Economics from Victoria College, University of Toronto.

Michael Collins, Butterfield’s Chairman and Chief Executive Officer, said “Sonia is an experienced corporate director who has served in executive leadership roles for one of North America’s leading banks. She has a deep understanding of the retail banking business and wealth management internationally, including relevant experience in the Caribbean. As the CEO of GRI, she brings additional useful insight of emerging risk factors affecting the global financial services industry. Her perspective will be invaluable to Butterfield as we continue to pursue growth and build sustainable value for shareholders as the world’s leading independent offshore bank and trust company. We are pleased to welcome Sonia to our Board.”

Ms. Baxendale’s appointment coincides with the departure of Leslie Godridge, who is stepping down from the Board to pursue other opportunities.

Mr. Collins continued, “I would like to thank Leslie for her service to Butterfield as a Director and wish her the best in her future endeavors.”

-ENDS-

Forward-Looking Statements:
Certain of the statements made in this release are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements through our use of words such as “may,” “will,” “anticipate,” “assume,” “should,” “indicate,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “point to,” “project,” “could,” “intend,” “target” and other similar words and expressions of the future. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of the Bank to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements due to a variety of factors, including the impact of the COVID-19 pandemic, the scope and duration of the pandemic, actions taken by governmental authorities in response to the pandemic, worldwide economic conditions and fluctuations of interest rates, the successful completion and integration of acquisitions or the realization of the anticipated benefits of such acquisitions in the expected time-frames or at all, success in business retention and obtaining new business and other factors. All statements other than statements of historical fact are statements that could be forward-looking statements.

About Butterfield:
Butterfield is a full-service bank and wealth manager headquartered in Hamilton, Bermuda, providing services to clients from Bermuda, the Cayman Islands, Guernsey and Jersey, where our principal banking operations are located, and The Bahamas, Switzerland, Singapore and the United Kingdom, where we offer specialized financial services. Banking services comprise deposit, cash management and lending solutions for individual, business and institutional clients. Wealth management services are composed of trust, private banking, asset management and custody. In Bermuda, the Cayman Islands and Guernsey, we offer both banking and wealth management. In The Bahamas, Singapore and Switzerland, we offer select wealth management services. In the UK, we offer residential property lending. In Jersey, we offer select banking and wealth management services. Butterfield is publicly traded on the New York Stock Exchange (symbol: NTB) and the Bermuda Stock Exchange (symbol: NTB.BH). Further details on the Butterfield Group can be obtained from our website at: www.butterfieldgroup.com.

Investor Relations Contact:                Media Relations Contact:
Noah Fields                    Mark Johnson
Investor Relations                 Group Head of Communications
The Bank of N.T. Butterfield & Son Limited        The Bank of N.T. Butterfield & Son Limited
Phone: (441) 299 3816                Phone: (441) 299 1624
E-mail: noah.fields@butterfieldgroup.com         Cellular: (441) 524 1025
E-mail: mark.johnson@butterfieldgroup.com